Exhibit 99.1 - Explanation of Responses

(1) Shares of Common Stock previously acquired by Harvey P. Eisen in connection with his services as a director of the Issuer.

(2) The shares of Common Stock are owned directly by certain private investment funds for which Bedford Oak Advisors, LLC serves as the investment manager.  Harvey P. Eisen is the managing member of Bedford Oak Advisors, LLC.  Bedford Oak Capital, L.P., one of such private investment funds, directly owns 2,146,000 shares of Common Stock.  In accordance with Instruction 4(b)(iv), the entire amount of the Issuer’s shares of Common Stock held by the private investment funds is reported herein.  Harvey P. Eisen and Bedford Oak Advisors, LLC disclaim any beneficial ownership of any shares of Common Stock of the Issuer owned directly by such private investment funds for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, except to the extent of its indirect pecuniary interest therein, and this report shall not be deemed an admission that Harvey P. Eisen or Bedford Oak Advisors, LLC is the beneficial owner of such shares of Common Stock for purposes of Section 16 or for any other purposes.